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                        AVALON COMMUNITY SERVICES, INC.
                      P. O. Box 57012, 13401 Railway Drive
                         Oklahoma City, Oklahoma 73157
                    Telephone 405/752-8802  Fax 405/752-8852




                                October 3, 1996



                                                     VIA FACSIMILE: 202-942-9531
                                                     AND VIA FEDERAL EXPRESS






Nicholas Panos, Esq.
United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 3-5
450 Fifth Street, N.W.
Washington, D.C. 20549

                      Re:  Avalon Community Services, Inc.
                           S-2 Registration Statement
                           File No. 333-13103

Dear Mr. Panos:

         With regard to the S-2 Registration Statement filed by Avalon Community Services, Inc. (the "Company") on September 30, 1996, the Company hereby amends the Registration Statement to include the following delaying amendment language pursuant to Regulation Section 230.473:

                 The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.



                                             Very truly yours,


                                         Donald E. Smith, Chairman
                                       Avalon Community Services, Inc.



cc:      Mark A. Robertson, Esq.